Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0845 F: +1 202.637.3593 stephanihildebrandt@ eversheds-sutherland.com

April 3, 2017

Via E-Mail

100 F Street, N.E.

Washington, DC 20549

Re:	Stellus Capital Investment Corporation

Registration Statement on Form N-2

Registration No. 333-216138

Dear Messrs. Parachkevov and Long:

On behalf of Stellus Capital Investment Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on March 10, 2017 relating to the Company’s Registration Statement on Form N-2 (Registration No. 333-216138) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the prospectus are indicated in the Company’s responses set forth below, such revisions have been included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) filed concurrently herewith.

Legal Comments

1.	Please confirm whether the Company presently intends to issue preferred stock, convertible debt securities or new debt securities in the twelve months following the effectiveness of the Registration Statement. If so, include an assumption regarding the cost of such borrowings in the fees and expenses table.

Response: The Company advises the Staff that the Company does not presently intend to issue preferred stock, convertible debt securities or new debt securities in the twelve months following the effectiveness of the Registration Statement. However, the Company continues to review potential opportunities in the debt markets and may determine in the future to issue new debt securities. To the extent the Company determines to issue debt securities in the future, the Company undertakes to include additional appropriate assumptions regarding the cost of such borrowings into the fees and expenses table in a prospectus supplement filed in connection with an offering under the Registration Statement.

2.	The Staff notes that the Company’s prior registration statement on Form N-2 (File No. 333-189833) expired on April 11, 2016 (the “Prior Registration Statement”). Please confirm that no sales of securities under Prior Registration Statement have been made since April 11, 2016.

Response: The Company confirms that it has not sold any securities under the Prior Registration Statement since April 11, 2016.

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Mr. Asen Parachkevov Mr. Jeff Long April 3, 2017 Page 2

3.	With regard to the Company’s investment strategy, which includes making secured, unsecured and unitranche investments, please expand the current risk factor disclosure to include reference to the risks associated with bankruptcy cases. Specifically, please disclose that it is unclear whether a bankruptcy court would enforce an agreement among lenders which sets the priority of payments among unitranche lenders.

Response: The Company has revised the disclosure in accordance with the Staff’s comment and included such disclosure on page 40 of the Prospectus.

4.	In the tables presenting the Company’s investments by type of security, please indicate under which category of investments include unitranche investments and indicate the percentage of the portfolio comprised of unitranche investments.

Response: The Company has revised the disclosure in accordance with the Staff’s comment and included such revisions on pages 3 and 70 of the Prospectus.

5.	For each industry in which the Company has substantial exposure to through its investments, which the Staff believes to be 10% or greater, include a risk factor describing the risks associated with an investment in that industry.

Response: The Company has revised the disclosure in accordance with the Staff’s comment and included such revisions on page 34 of the Prospectus.

6.	Please advise the Staff the percentage of the Company’s debt investments that include payment in kind (“PIK”) interest. If this is a significant percentage of the Company’s portfolio, disclose such percentage.

Response: The Company advises the Staff that 8 of its 45 debt investments (or 13% of its loan portfolio at fair value as of December 31, 2016) have some form of PIK, typically permitting the borrower to pay approximately 0.5% to 1.5% of its interest in PIK. However, PIK interest comprised only 0.5% of the Company’s investment income for the year ended December 31, 2016, which amount is disclosed on page 57 of the Prospectus. The Company believes the percentage of investment income comprised of PIK interest is a more relevant measure of significance than the percentage of the Company’s debt investments that include PIK interest.

7.	Under the heading titled “Use of Proceeds”, state whether the Company may use a portion of offering proceeds to fund distributions. If so, disclose that such distributions would be characterized for tax purposes as a return of capital.

Response: The Company does not intend to use a portion of the offering proceeds to fund distributions to shareholders.

Mr. Asen Parachkevov Mr. Jeff Long April 3, 2017 Page 3

8.	Please add disclosure to the “Prospectus Summary” section, related to the Company’s credit facility, the 6.50% notes due 2019 and the Company’s SBA-guaranteed debentures.

Response: The Company has revised the disclosure in accordance with the Staff’s comment and included such revisions on page 3 of the Prospectus.

9.	Please advise the Staff supplementally whether the Investment Management Agreement provides that the base management fee will be charged on built-in leverage that is obtained through the use of derivatives.

Response: The Company respectfully advises the Staff that pursuant to the Investment Management Agreement, the Company will not pay Stellus Capital Management LLC (the “Adviser”) a base management fee on economic leverage embedded in derivative instruments.

10.	In the fees and expenses table, state the assumed average interest rate use to determine the percentage of costs attributable to borrowings.

Response: The Company has revised the disclosure in accordance with the Staff’s comment and included such revised disclosure on page 14 of the Prospectus.

11.	Please confirm that the Company will update the examples to the Fees and Expenses table to include any sales load to be paid to underwriters in a prospectus supplement.

Response: The Company confirms that it will update the examples to the Fees and Expenses to include any sales load to be paid to underwriters in the prospectus supplement used in connection with such offering.

12.	The Prospectus states that the Company holds certain investments also held by certain funds managed by D. E. Shaw & Co., L.P. (the “D.E. Shaw group”), which are not parties to the exemptive order granted to the Company and certain of its affiliates by the SEC, permitting the Company to co-invest with such affiliates (the “Order”) and that the number of such investments has declined year over year. Please explain supplementally the reason for the decline in the number of investments held by both the Company and certain funds managed by the D.E. Shaw group.

Response: The Company respectfully advises the Staff that the number of the investments held by both the Company and funds managed by the D.E. Shaw group has declined due to such investments maturing in the normal course or refinancings that neither the Company, the Adviser nor the D.E. Shaw group negotiated.

Mr. Asen Parachkevov Mr. Jeff Long April 3, 2017 Page 4

13.	Please confirm whether the Company intends to use derivatives as part of its investment strategy and if so, such derivatives will be covered with earmarked funds.

Response: The Company advises the Staff that it does not intend to make use of derivatives to carry out its investment strategy.

14.	Please confirm whether any distribution paid by the Company since its inception, was characterized for tax purposes as a return of capital. If so, please add disclosure noting which distributions where characterized as a return of capital.

Response: The Company respectfully advises the Staff that no distribution paid by the Company since inception has been characterized as a return of capital for tax purposes.

15.	Please confirm supplementally whether any of the Company’s taxable subsidiaries are not consolidated entities for financial reporting purposes.

Response: The Company respectfully advises the Staff that, as disclosed on page F-21, each of its taxable subsidiaries is consolidated for U.S. generally accepted accounting principles reporting purposes, and the portfolio investments held by such taxable subsidiaries are included in the consolidated financial statements.

16.	Please confirm whether the unused commitment fee under the Company’s revolving credit facility is included in the calculation of borrowing expenses in the Fees and Expenses table.

Response: The Company confirms that it has included the unused commitment fee in calculating the expense percentage for borrowings in the Fees and Expenses table.

17.	Please confirm that the Company has a reasonable belief that it is able to cover its unfunded commitments.

Response: The Company confirms that it has a reasonable belief that it will be able to cover its unfunded commitments.

18.	Please confirm that net asset value will be determined within 48 hours of the sale of shares of Common Stock pursuant to Section 23(b).

Response: The Company respectfully advises the Staff that the Company will determine net asset value within 48 hours of the sale of shares of Common Stock pursuant to Section 23(b).

19.	In the section titled “Sales of Common Stock Below Net Asset Value", include an example of the impact on stockholders of an offering of 25% of the Company's outstanding shares of Common Stock at a 100% discount to NAV.

Response: The Company has revised the disclosure in accordance with the Staff's comment and included such revised disclosure on pages 117 through 120 of the Prospectus.

Mr. Asen Parachkevov Mr. Jeff Long April 3, 2017 Page 5

Accounting Comments

1.	Please update the registration statement to include audited financial statements for the year ended December 31, 2016 and provide an updated consent from the Company's auditors.

Response: The Company has updated the Registration Statement to include the audited financial statements for the year ended December 31, 2016 and has filed an updated consent from the Company's auditors as an exhibit to the Registration Statement.

2.	We note that the Company's portfolio company, Binder and Binder, has been in bankruptcy proceedings and that the fair value of the investment in Binder and Binder has been written down over time. Please explain supplementally, why the fair value of the investment was written down incrementally and not earlier than it was.

Response: The Company respectfully advises the Staff that the Company and its board of directors review the Company’s portfolio company valuations on a quarterly basis pursuant to its valuation policy. Pursuant to its valuation policy, the Company uses a combination of valuation techniques, which take into account the facts and circumstances known to the Company as of the valuation date. Each quarterly and annual fair value assigned to this investment reflects the Company and its board of directors’ good faith determination using all information available as of the valuation date.

In particular, the fair value of the Company’s investment Binder and Binder has depreciated periodically since the Company declared bankruptcy in December 2014 and until the Company realized a loss on the investment as of December 31, 2016. As the Binder and Binder bankruptcy proceeded, the Company applied the facts and circumstances known at the time that each valuation was conducted to forecast the value of the enterprise in a wind-down. The gradual deterioration in the fair value assigned to the investment reflected a similar gradual decline in projected operating performance for the business and then a decline that coincided with the Company’s projected settlement in bankruptcy.

3.	Please confirm if transactions with any of the following, to the extent known, have been appropriately disclosed in the financial statements pursuant to ASC 850-10-50:

a.	Shareholders of the fund that are other funds or affiliated entities that are managed by the same advisor/manager;

b.	Shareholders of record or known beneficial owners of more than 10% voting interest of the fund; and

c.	Other shareholders that are deemed to be affiliates of the fund or advisor (including management).

Response: The Company confirms that transactions, to the extent known and material, are appropriately disclosed in the financial statements pursuant to ASC 850-10-50.

Mr. Asen Parachkevov Mr. Jeff Long April 3, 2017 Page 6

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845 or Steven Boehm at (202) 383-0176.

Sincerely,

Stephani M. Hildebrandt